SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

PRESS RELEASE

Notice to shareholders -Dividend payments

(Rio de Janeiro, May 17, 2004) - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces to shareholders that as approved by the Ordinary General Shareholders Meeting of March 29 2004, we shall be paying dividends and interest on equity on May 21 2004, based on the restated result for the fiscal year ending December 31 2003, to holders of the total common and preferred shares outstanding on March 29, 2004, as follows:

DIVIDENDS

Value in Reais (R$)

	Restatement	Total
	at SELIC	on May
Principal	rate	21 2004

1.0000	0.0592	1.0592	Paid in the form of dividends
1.1500	0.0681	1.2181	Paid in the form of interest on equity

2.1500	0.1273	2.2773

Interest on equity of R$ 1.15 will be subject to 15% withholding tax while the value of R$ 0.1273, corresponding to the variation in the SELIC rate between December 31 2003 and May 21 2004 will be subject to 20% withholding tax. The above-mentioned Withholding Tax is not applicable to tax immune or exempt shareholders.

1. INSTRUCTIONS FOR CREDITING

Banco Itaú S.A., as the depository institution for the book entry shares, will effect payment.

1.1 – The shareholders with current accounts held with Banco Itaú S.A., or with other banks duly advised by shareholders, will automatically be credited amounts due on the payment date.

1.2 – In the case of those shareholders where registration information does not contain details of “Bank/Branch/Current Account”, payment will only be credited from the fifth business day as from the updating of the said information in Banco Itaú S.A.’s electronic files through those branches authorized to provide shareholder services.

1.3 – The dividends corresponding to the shares held in deposit by the Stock Exchanges’ Fungible Custody Service will be credited to the respective Stock Exchanges through member BROKERAGE HOUSES responsible for paying the respective shareholders.

1.4 – Shareholders with bearer shares should personally contact one of Banco Itaú S.A.’s branches presenting Brazilian tax register number (CPF), identity documents together with share certificates and respective coupons allowing the latter to be converted into book entry form for subsequent dividend payment.

2. SHAREHOLDER SERVICES

More detailed information may be obtained by calling (11) 5029-7777, during normal banking hours or at Banco Itaú S.A. branches providing shareholder services as follows: São Paulo: Rua XV de Novembro, 318 – ground floor; Rio de Janeiro: Rua Sete de Setembro, 99 – lower level; Belo Horizonte: Av João Pinheiro, 195 – ground floor; Brasília: SCS Quadra 3 – Edifício Dona Ângela – mezzanine floor; Curitiba: Rua João Negrão, 65; Porto Alegre: Rua Sete de Setembro, 746 – mezzanine floor; Salvador: Av Estados Unidos, 50 – 2nd floor – Edifício Sesquicentenário.

3. FINAL OBSERVATIONS

Rights to dividends unclaimed within 3 (three) years as from payment date (May 21 2004), will lapse and revert in favor of the Company (Law 6404/76, Article 287, Subsection II, Item a).

We would remind all shareholders as to the importance of maintaining personal details current, since dividend payments can only be effected to shareholders with either fully up-dated registration details or holding a current account at any bank and duly registered with Banco Itaú S.A. (the Institution administering Petrobras’ Book Entry Share System). To ensure that details are fully up to date, please contact any Banco Itaú S.A. branch with all personal documentation.

Rio de Janeiro, May 17, 2004.
PETRÓLEO BRASILEIRO S.A. – PETROBRAS

José Sergio Gabrielli de Azevedo
CFO and Investor Relations Director

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.